			EXHIBIT 21

AMBASE CORPORATION SUBSIDIARY LISTING AS OF DECEMBER 31, 2013

Name	Jurisdiction in Which Organized	Percentage Voting Securities Owned By Immediate Parent
AmBase Corporation	Delaware	N/A
Maiden Lane Associates, Ltd.	Delaware	100%
SDG Financial Corp.	Delaware	100%
111 West 57th Investment LLC	Delaware	100%

Note: Interrelationships shown by indentation with 100% ownership unless otherwise indicated.